Imperial Oil Limited 237 Fourth Avenue SW P.O. Box 2480, Station M Calgary, AB, Canada T2P 3M9	Paul J. Masschelin Senior Vice-President Finance and Administration and Treasurer	Tel. (403) 237-4304 Fax (403) 237-2060

August 25, 2010

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:	Imperial Oil Limited Form 10-K for the Fiscal Year ended December 31, 2009 Filed February 26, 2010 Response Letter dated May 21, 2010 File No. 0-12014

Dear Mr. Schwall:

On behalf of Imperial Oil Limited, please find enclosed our responses to your comments regarding the above filing set forth in your letter of July 16, 2010. We appreciate your agreement to extending the timing of our responses pursuant to the July 19, 2010 letter from Mr. Sean Carleton to Mr. John Lucas. Our responses are numbered to correspond to the numbered comments in your letter.

If you desire clarification of our responses, please direct any questions to Mr. Sean Carleton, Controller, at 403-237-3825.

Yours truly,

/s/ P.J. Masschelin

Attachment

Imperial Oil Limited’s Response to the

Comments Included in the SEC Letter of July 16, 2010

Form 10-K for the fiscal year ended December 31, 2009

Business, page 3

Upstream, page 4

Preparation of Reserves Estimates, page 5

1.	Based on your responses to certain comments in our letter dated April 21, 2010, we understand that you use the phrase “proved reserves”, under this heading and elsewhere in your filing, to refer to reserve estimates that do not meet the definition of proved reserves provided in SEC rules and US GAAP. Rather, these reserve estimates represent estimates used for your internal planning purposes and capital investments decisions and are based on your internal price assumptions. Revise your disclosure to use of the phrase “proved reserves” to refer only to quantities determined in accordance with SEC rules and US GAAP. When referring to other quantities, use “estimates used for internal planning and capital investment decisions” or similarly descriptive language.

Beginning in our 2010 Form 10-K, we will revise our disclosure to use the phrase “proved reserves” to refer only to quantities determined in accordance with SEC rules and US GAAP. When referring to other quantities, we will use the phrase “estimates used for internal planning and capital investment decisions” or similarly descriptive language to clearly distinguish their difference from proved reserves.

Directors, Executive Officers, and Corporate Governance, page 25

2.	We note your responses to prior comments 3 and 4 from our letter to you dated April 21, 2010. Insofar as Form 10-K requires the Item 401 disclosure to be included or incorporated by reference, please provide all the disclosure which Item 10 of Form 10-K requires, if you amend the 2009 Form 10-K for any reason. Otherwise, ensure that the 2010 Form 10-K includes all required disclosure.

We will provide all disclosure required under Item 401 of Regulation S-K in our 2010 Form 10-K.

Financial Statements, page 78

Notes to Consolidated Financial Statements, page 83

Note 1 – Summary of Significant Accounting Policies, page 83

Property, plant and equipment, page 84

3.	Your response to prior comment number seven from our letter dated April 21, 2010, as well as disclosure in your filing, indicates that “commitment by management to proceed with the development project” is required before proved reserves are permitted to be recorded. Clarify for us whether authorization for management to proceed with the development project is also required before proved reserves are permitted to be recorded. If authorization is required, explain to us the significance of the approval of your board of directors for the first phase of Kearl oil sands project, as described in your May 25, 2009 press release, and why recording of proved reserves associated with the project was appropriate prior to that approval. If authorization is not required, please explain to us why it is appropriate to record proved reserves prior to the time management has been authorized to proceed with the development project.

As indicated in our response to your prior comment number seven, Imperial Oil has a well established and structured capital investment endorsement and approval process for all of its projects, including oil sands mining projects and other oil and gas projects. The process includes provisions authorizing management to make decisions to proceed with the development of projects. Funding commitments and approvals to proceed usually occur in the same decision event. If the project is large and complex such as the Kearl project, there may be several management funding commitment milestones where early expenditures are required (e.g. detailed engineering design, long-lead time equipment needs, pipelines, etc.) in advance of the booking of proved reserves and the final approval of the total project.

A number of areas are considered by management in determining whether to approve capital funds and commit to project development. Among these considerations are the maturity of the development concept and execution plan, the degree of certainty regarding the reserves assessment, alignment with our co-venturer and governments regarding the bases on which the project will proceed, the degree of confidence in market access for the hydrocarbons, and the adequacy of projected future economic benefits versus corporate objectives.

The company’s board of directors approved the year-end 2008 reporting of proved reserves, which included reserves for the first phase of the Kearl project, based on the substantial funding commitment to the project through the end of 2008. The board understood that negotiations were actively underway with several engineering, procurement and construction contractors and suppliers for the project, the completion of which would serve to finalize the project cost estimate by the second quarter of 2009. Following conclusion of the key negotiations, the board formally approved the final estimate of expenditures for the first phase of the Kearl project and the May 25, 2009 press release was issued.

4.	Based on your response to our prior comment seven, we understand that you have capitalized oil sands mining expenditures prior to booking proved reserves. If our understanding is not correct, please clarify this for us. Otherwise, please tell us your accounting basis for doing so. Include reference to the applicable literature that supports your accounting. As part of your response, tell us the amounts and specific nature of such capitalized costs as of December 31, 2008, December 31, 2009 and each interim period in 2010.

Your understanding is correct that there were capitalized oil sands mining expenditures prior to booking proved reserves.

There are certain activities conducted during the initial assessment of the development of a potential resource. These activities include evaluation of various design concepts and economic feasibility studies, the costs of which are expensed as incurred as there is no future economic benefit to be directly derived from these activities.

Following selection of a design concept, there are activities that may be capitalized prior to the booking of proved reserves. These activities generally involve front-end engineering design, infrastructure activities and the acquisition of long lead time equipment. Consistent with the definition of an asset included in Financial Accounting Standards Board’s Statement of Financial Accounting Concepts No. 6 paragraph 25 (FASB CON 6-25), future economic benefits are probable as they represent the early stages of the building of a group of integrated assets that are expected to receive appropriate funding approval. If approval is not received to progress a project, then any capitalized costs would be written off to expense at that time.

There is no specific guidance regarding the capitalization of mining activities in the Accounting Standard Codification. However, ASC 932-360-25-3 (Extractive Activities - Oil and Gas) does state that “certain types of costs may be capitalized as construction in progress pending further information about the existence of future benefits”. Similarly, in paragraph 10 of the same section, it states that exploratory well costs “shall be capitalized pending determination of whether the well has found proved reserves”. These statements are consistent with the basic asset concept described in CON 6. Costs associated with a project that has clearly defined and reasonably expected future benefits should be recorded as an asset and should remain as such unless it is determined that the future benefits are not likely.

Proved reserves for the Kearl project were booked for year-end 2008 and by that time, CAD 0.4 billion related to the Kearl project expenditures were capitalized. A majority of the capitalized expenditures were spent on front end engineering to define the project design and execution plan. Most of the remaining expenditures were spent on the initiation of access road construction, site preparation and earthworks.

As of December 31, 2009, and in the first and second quarter of 2010, oil sands mining expenditures capitalized prior to booking proved reserves were de minimis.

Asset retirement obligations and other environmental liabilities, page 85

The response to comments No. 5 and 6 is shown after comment No. 6

5.	We note from your response to prior comment eight from our letter dated April 21, 2010 that the facilities for which asset retirement obligations have not been established are primarily refineries, primary distribution terminals, company-owned or leased retail service stations and chemical plants and for which the useful lives are indeterminate due to plans for continued operation of these facilities. We also note that you disclose depreciation of your plant and equipment is calculated using the straight-line method based on the estimated useful service life of the assets. Please tell us how you determined the service life for determining depreciation expense is consistent with your assertion that, in regards to establishing a liability for asset retirement obligations related to asset disposals, the life of the facilities is indefinite.

6.	Regarding the facilities referenced in your response to our prior comment eight, please also tell us how you determined your unit of account for measuring these assets and related retirement obligations and how you considered component parts of a larger system and partial retirements. Refer to FASB ASC 410-20-55-9 and 55-10.

All of Imperial Oil’s currently operated manufacturing, distribution and marketing sites are designated for industrial use. Asset retirement obligations for these sites arise following cessation of operations and dismantlement of plant and equipment. Individual units within a refinery, distribution terminal, service station or chemical plant have determinable useful lives, but there are no legal obligations associated with the partial or complete replacement of such units. Ongoing maintenance and capital programs result in the site as a whole having an indeterminate life. For example, disciplined maintenance and paced capital investments have enabled the company’s Sarnia, Dartmouth, Strathcona and Nanticoke refineries, the four refineries that the company currently operates in Canada, to be in continuous operation since 1897, 1918, 1976 and 1978, respectively.

7.	Your response to prior comment eight states that your asset retirement obligations for the facilities in question generally become firm at the time the facilities are permanently shut down and dismantled. Please tell us why you are unable to make a reasonable estimate of the fair value of your asset retirement obligations at a point in time prior to the permanent shut-down and dismantlement of those facilities. As a part of your response, explain your basis for concluding that there is not a period prior to actual shut-down or dismantlement where sufficient information exists to estimate a range of potential settlement dates. As previously requested, please describe the process and time period through which the shut down and dismantlement of the assets in question is planned, approved and executed.

As indicated in our response to your comments number five and six above, the facilities in question have indeterminate lives based on plans for continued operations, and as such, the fair value of the conditional legal obligations for asset retirements cannot be measured. Asset retirement obligations for these facilities will be recognized when sufficient information exists to reasonably estimate the timing of the potential settlement dates.

As indicated in our response to your prior comment number eight, the company has an active asset management program, which includes a disciplined, regular review to ensure all assets are contributing to the company’s strategic objectives. Assets that are no longer strategic or productive or which cannot be improved to meet corporate objectives are considered for divestment or shut down. In the last five years there was no shut down of any significant sites in the downstream and chemical segments for which the establishment of an asset retirement obligation was required.